UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Dated: March 16, 2021

Commission File No.: 000-56191

PARCELPAL TECHNOLOGY INC.
(Name of Registrant)

190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5, Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes    ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes    ☐    No  ☒

This report on Form 6-K and the exhibits annexed hereto, are hereby incorporated by reference into the registration statement of ParcelPal Technology, Inc. (No. 333-251485), in each case, excluding any and all quotes and quotations by the executive officer of Company, and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	News release, dated March 8, 2021
99.2	News release, dated March 9, 2021
99.3	News release, dated March 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARCELPAL TECHNOLOGY INC.
Date: March 16, 2021	By:	/s/ RICH WHEELESS
		Name:	Rich Wheeless
		Title:	Chief Executive Officer